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                                                               EXHIBIT (a)(5)(G)

DISTRICT COURT, COUNTY OF ARAPAHOE, COLORADO
Case No. 00CV1230, Division 3
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PLAINTIFFS' CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND DEMAND FOR
JURY

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SUSAN CODY, On Behalf of Herself and All Others Similarly Situated,

Plaintiff,

vs.

VERIO INC., HERBERT H. HRIBAR, TOM MARINKOVICH, TRYGVE E. MYHREN, PAUL J. SALEM, JAMES C. ALLEN, STEVEN C. HALSTEDT, GEORGE J. STILL, JR., ARTHUR L. CAHOON, JUSTIN L. JASCHKE and YUKI ITO,

Defendants.

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                                 INTRODUCTION

     1. This is a shareholder class action on behalf of the public stockholders of Verio Inc. ("Verio" or the "Company") against Verio and its Board of Directors arising out of their agreement to sell Verio to Nippon Telephone & Telegraph Corp. ("NTT"), a Japanese telephone company, for $60 per share, or approximately $5.5 billion.

     2. In entering into the acquisition agreement, each of the defendants has directly violated the fiduciary obligations owed by them to the public shareholders of Verio. Absent judicial intervention, the acquisition will be consummated which will result in irreparable injury to plaintiff and the Class. This action seeks to enjoin the unreasonable steps taken by defendants in entering into the acquisition agreement without attempting to maximize shareholder value in order to obtain millions of dollars in benefits for themselves.

                            JURISDICTION AND VENUE

     3. This Court has jurisdiction over each of the defendants because they conduct business in, reside in and/or are citizens of Colorado. Certain of the defendants are citizens of Colorado, including defendant Verio which has its principal place of business in this state, and defendants Jaschke and Halstedt who reside in this state. The amount in controversy of plaintiff's claims exclusive of interest and costs is less than
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$75,000. This action is not removable. Venue is proper in this Court because defendants' wrongful acts arose in and emanated from this county.

                                    PARTIES

     4. Plaintiff Susan Cody is and has been at all times relevant hereto a stockholder of Verio.

     5. Defendant Verio is a Delaware corporation with its principal executive offices located at 8005 South Chester Street, Suite 200, Englewood, Colorado. Verio is a website operation based in Colorado. Verio's common shares are publicly traded on NASDAQ. Verio has over 78.7 million shares outstanding held by hundreds if not thousands of shareholders.

     6.   Defendant Tom Marinkovich has been a director of Verio since May 1,
2000.

     7.   Defendant Herbert H. Hribar is a director of Verio.

     8.   Defendant Trygve E. Myhren is a director of Verio.

     9.   Defendant Paul J. Salem is a director of Verio.

     10.  Defendant James C. Allen is a director of Verio.

     11. Defendant Steven C. Halstedt is a director of Verio. Halstedt is also Chairman of the Board of Verio.

     12.  Defendant George J. Still, Jr. is a director of Verio.

     13.  Defendant Arthur L. Cahoon is a director of Verio.

     14.  Defendant Yuki Ito has been a director of Verio since 1988.

     15. Defendant Justin L. Jaschke ("Jaschke") has been a director of Verio since 1999. Jaschke is also the CEO of Verio.

     16. The defendants named in paragraphs 6-15 are sometimes collectively referred to herein as the "Individual Defendants."

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     17.  By virtue of their positions as directors and/or officers of Verio, the Individual Defendants have, and at all relevant times had, the power to control and influence and did control and influence and cause Verio to engage in the practices complained of herein.

                 FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

     18. By reason of the above Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Verio and owe plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.

     19. The claims are brought under state laws which require every corporate director to act in good faith, in the best interests of a corporation's shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the shareholders' equity investment in a company), applicable law requires the directors to take all steps reasonably required to maximize the value shareholders will receive. To diligently comply with this duty, the directors of a corporation may not take any action that:

          A. adversely affects the value provided to the corporation's shareholders;

          B. contractually prohibits them from complying with or carrying out their fiduciary duties;

          C. discourages or inhibits alternative offers to purchase control of the corporation or its assets;

          D.   subverts the interests of Verio public stockholders; or

          E. will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders.

     20. As described herein, the Individual Defendants have breached their fiduciary duties by taking actions designed to halt any other offers and deter higher offers from other potential acquirers by, among other things, concealing the Company's 10-Q.

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including its balance sheet, until after the defendants entered into and disclosed the acquisition agreement together with concealing material information in a document which defendants have refused to make public, thus capping the price of Verio's common stock.

                           CLASS ACTION ALLEGATIONS

     21. Plaintiff brings this action pursuant to Rule 23 of the Colorado Rules of Civil Procedure on her own behalf and as a class action on behalf of all holders of Verio common stock who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

     22. This action is properly maintainable as a class action.

     23. The Class is so numerous that joinder of all members is impracticable. There are over 78.7 million shares of Verio stock outstanding. The shares trade on the NASDAQ and hundreds, if not thousands, of Verio stockholders of record are located throughout the United States.

     24. Questions of law and fact are common to the Class and predominate over questions affecting any individual Class members. The common questions include, inter alia, the following:

          A. whether the defendants breached their fiduciary duties of care, loyalty and/or candor owed by them to plaintiff and the other members of the Class in connection with the proposed sale of Verio:

          B. whether the defendants have, in bad faith or for improper motives, failed to auction the Company and maximize shareholder value; and

          C. whether plaintiff and other members of the Class would be irreparably damaged were the conduct detailed herein allowed to persist.

     25. The defendants have acted or refused to act on grounds generally applicable to the Class thereby making appropriate final injunctive relief with respect to the Class as a whole.

     26. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other

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members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     27. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.

     28. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this controversy.

                      BACKGROUND TO PROPOSED ACQUISITION

     29. Verio is one of the world's largest operators of websites for businesses and a leading provider of comprehensive Internet services with an emphasis on serving the small and medium sized business market. The Company offers customers a broad range of Internet solutions, including telecommunication circuits, Web hosting services, domain name registration, electronic commerce services, application hosting services, secure Internet communication links, and other enhanced value Internet services. Currently, the Company provides Web hosting services to customers in over 170 countries and offers locally based sales and engineering support for its Internet services in 41 of the top 50 metropolitan statistical areas in the U.S. The Company is now the largest Web hosting company in the world based on the number of domain names.

     30. In September 1999, Verio announced that it had entered into an agreement with NTT, part of the Nippon Telegraph & Telephone group of telecommunications companies, to provide Verio's Web hosting services to the Japanese market. Prior to the date of the acquisition announcement, NTT held 8,987,754 shares of Verio's common stock, representing approximately 11% of the outstanding stock. Under the agreement, the entire NTT group of companies will be able to market Verio's Web hosting services to businesses in Japan on a co-branded, "Powered by Verio" basis. NTT paid a one-time, up front license fee payment of $1.3 million at the time the agreement was signed, and in the future will pay ongoing monthly fees based on actual services sold. Verio and NTT were in the process of working together to plan and develop NTT's new data center in Tokyo, from which Verio's Web hosting services will be offered by NTT in Japan. Verio and its investors were expecting to launch the co-branded services in Japan in the spring of 2000.

     31. On April 27, 2000, Verio announced positive financial results. The Company recorded revenues of $81.1 million, a sequential increase of 11% over the fourth quarter 1999, and 47% growth versus the same period last year. The Company recorded an EBITDA loss of $9.6 million, 14% better than analysts' forecasts of $11.2 million.

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     32. The Company also announced an agreement with Gateway, whereby Verio will provide a comprehensive suite of e-business products, such as Web hosting, e-commerce, DSL and dial-up Internet access to Gateway's small and medium business customers. This agreement is a positive development as it significantly increases Verio's distribution channels.

     33. By the end of April 2000, the shareholders' investment in Verio was just beginning to pay off and benefits from the Company were on the verge of becoming realized by both the Company and its shareholders. Although the April 27, 2000 press release confirmed Verio's success, Verio's shareholders were still waiting for Verio's disclosure of its 10-Q which would include its balance sheet, the launch of the NTT joint venture together with the benefits to be derived therefrom and the impact on Verio resulting from its venture with Gateway.

                           THE PROPOSED ACQUISITION

     34. After issuing themselves benefits that would vest upon a "change of the control" of the Company, and just as Verio and its shareholders were about to reap the benefits of the NTT/Verio Web hosting joint venture for their co-branded services, defendants announced on May 8, 2000 that they would sell the Company to NTT for a mere $60 per share.

     35. If the acquisition is consummated, plaintiff and the other members of the Class will no longer own shares in a "growth" company, but rather will be cashed out of their Verio shares for just $60 per share.

     36. The shareholders have been denied the fair process and arm's-length negotiated terms to which they are entitled in a sale of their Company. The officers and directors are obligated to further the interests of Verio's public stockholders and to maximize shareholder value, not structure a preferential deal for themselves pursuant to which they will receive "change of control" payments following the consummation of this proposed acquisition, and which operates to the detriment of Verio's public stockholders, or conceal material information from Verio's own shareholders.

     37. By reason of their positions with Verio, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Verio, including, but not limited to, the contents of the 10-Q for the first quarter of 2000, and especially the true value and expected increased future value of Verio and its assets, which they have not disclosed to Verio's public stockholders, including, but not limited to, the value and benefits of Verio's joint venture with NTT and Gateway for which NTT will reap full benefit.

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                         POST ACQUISITION REVELATIONS

     38. On May 8, 2000, following Verio's announcement that it would sell itself to NTT, it was reported that NTT was not the only potential bidder. Incredibly, it was reported that Verio had admitted that other parties had expressed interest in acquiring it.

     39. Both NTT and Verio said there was at least one rival suitor for Verio. In exchange for endorsing NTT's offer, NTT agreed not to change Verio's management. Consistent with defendants' agreement to endorse the acquisition. Verio Chief Executive Officer Jaschke publicly stated that the agreement between the two companies is in the "best interest" of shareholders.

     40. In entering into the agreement to sell the Company, defendants did not maximize shareholder value, nor were they seeking to. Rather, defendants sought to sell the Company to NTT in order to assure themselves of, among other things, NTT's agreement to honor the "change of control" payments defendants had arranged for themselves and their post acquisition lucrative positions with the merged entity.

                                CAUSE OF ACTION
                      Breach of Fiduciary Duty of Loyalty
                      and Due Care Against All Defendants

     41.  Plaintiff repeats and realleges each allegation set forth herein.

     42. The Individual Defendants have thus far failed to announce any active auction, open bidding, or any other procedures best calculated to maximize shareholder value. Instead of attempting to obtain the highest price reasonably available for Verio's shareholders, the Individual Defendants have taken actions that will only serve to inhibit the maximization of shareholder value.

     43.  The Individual Defendants were and are under a duty to:

          A. fully inform themselves of the market value of Verio before taking, or agreeing to refrain from taking, action;

          B.   act in the interests of the equity owners; and

          C. act in accordance with their fundamental duties of due care and loyalty.

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     44.  By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan, or in breach of their fiduciary duties to plaintiff and the other members of the Class, are implementing and abiding by a process that will irreparably harm plaintiff and other members of the Class.

     45. Verio's shareholders will, if the defendants' actions are allowed to stand, be deprived of the opportunity for substantial gains the plaintiff and Class members may realize if an active auction or open bidding process is allowed to occur.

     46. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other Verio public stockholders.

     47. In light of the foregoing, plaintiff demands that the Individual Defendants, as their fiduciary obligations require, immediately:

     .    Undertake an independent evaluation of Verio's worth as an acquisition candidate.

     .    Rescind any and all provisions that inhibit the maximization of shareholder value.

     .    Rescind the payoffs the defendants will receive upon the consummation of the acquisition/change of control.

     .    Implement an active auction or open bidding process in order to maximize shareholder value.

     . Retain independent advisors and appoint a truly independent committee so that the interests of Verio's public stockholders will be protected and any subsequent offers will be considered and negotiated in the interest of Verio's public stockholders.

     48. Defendants are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are continuing to breach their fiduciary duties to plaintiff and the members of the Class.

     49. As a result of the defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed. Unless the defendants' actions are enjoined by the Court, defendants will continue to breach their fiduciary duties owed to

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plaintiff and the members of the Class, and will engage in a process that inhibits the maximization of shareholder value.

     50. Plaintiff and the other members of the Class have no adequate remedy at law.

                                    PRAYER

     WHEREFORE, plaintiff demands preliminary and permanent injunctive relief, in plaintiff's favor and in favor of the Class and against defendants, as follows:

     A.   Declaring that this action is properly maintainable as a class action;

     B. Declaring and decreeing that the NTT acquisition agreement was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

     C.   Enjoining defendants from proceeding with the NTT acquisition;

     D. Enjoining defendants from consummating the acquisition, or a business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company;

     E. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained and disclose the entire contents of the agreement including all Company Disclosure Schedules and Verio's 10-Q;

     F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees;

     G. Granting such other and further equitable relief as this Court may deem just and proper; and

     H.   PLAINTIFF HEREBY DEMANDS A TRIAL BY JURY.

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DATED: May 9, 2000                    DYER & SHUMAN,LLP

                                      /S/ Kip Shuman
                                      ----------------------------
                                        Robert J. Dyer III #5734
                                        Kip B. Shuman, #23593
                                        Jeffrey A. Berens, #28007
                                      801 East 17th Avenue
                                      Denver, CO 80218-1417
                                      Telephone: 303/861-3003

                                      MILBERG WEISS BERSHAD
                                       HYNES & LERACH LLP
                                      WILLIAM S. LERACH
                                      DARREN J. ROBBINS
                                      RANDALL H. STEINMEYER
                                      600 West Broadway, Suite 1800
                                      San Diego, CA 92101
                                      Telephone: 619/231-1058

                                      CAULEY & GELLER, LLP
                                      PAUL J. GELLER
                                      7200 W. Camino Real, Suite 203
                                      Boca Raton, FL 33433
                                      Telephone: 561/750-3000

                                      Attorneys for Plaintiff

Plaintiff's Address:
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P.O. Box 440712
Aurora, CO 80044

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